Exhibit 8.1

CDG Investments Inc.

List of Subsidiaries/Affiliates

Subsidiaries/ Investees	Percentage Ownership	Jurisdiction of Incorporation
Waddy Lake Resources Inc.	100%	Canadian Business Corporations Act
Golden Band Resources Inc.	26%	Company Act British Columbia
Manson Creek Resources Ltd.	32%	Business Corporations Act Alberta
Northern Abitibi Mining Corp.	29%	Companies Act Quebec
Tyler Resources Inc.	21%	Business Corporations Act Alberta